Exhibit 16.1

July 17, 2007

Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Deer Valley Corporation
Commission File Reference No. 001-14800

We were previously the principal accountants for Deer Valley Corporation for the fiscal years ended December 31, 2005 and 2006. We have not reported on the financial statements of the Company as of December 31, 2007 or conducted any other audit services for the Company. On July 16, 2007, we were dismissed as principal accountant.

We have read the statements of Deer Valley Corporation included in Item 4.01(a) of the Form 8-K dated July 16, 2007 to be filed regarding the recent change of auditors with the Securities and Exchange Commission. We agree with such statements regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,

Herman, Lagor, Hopkins & Meeks, P.A.

/s/ Richard Herman

Richard M. Herman, CPA
President